UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 30, 2009

_____

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   Under the Company's 1993 Executive Contributory Retirement Income Plan ("ECRIP"), certain executives may elect to defer a portion of their salary and/or executive incentive payments and receive the matching contributions they would otherwise receive if such deferrals had been made under our tax-qualified Savings and Investment Plan (in lieu of any matching contributions under the tax-qualified plan), without regard to IRS-imposed limits. Amounts deferred and related Company contributions receive interest at 130% of the monthly Moody's Corporate Bond Yield Average (the "Moody's Rate") if the executive reaches retirement eligibility as defined in the plan or his or her employment ends due to death or disability. If the executive's employment terminates prior to death, disability or retirement, such amounts receive interest at 100% of the Moody's Rate. At its October 30, 2009 meeting, the Company's Board of Directors approved an amendment to the ECRIP to discontinue the crediting of 130% of the Moody's Rate on deferrals and Company contributions made after December 31, 2009, such that the 100% of Moody's Rate would apply for these amounts under all circumstances. Deferrals and Company contributions made prior to January 1, 2010 remain entitled to receive 130% of the Moody's Rate if the executive reaches retirement eligibility or his or her employment ends due to death or disability.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Exhibit Description
10	Executive Contributory Retirement Income Plan, as amended and restated, effective January 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>November 5, 2009</u>

By: <u>/s/ Randall J. Scheuneman</u>
Randall J. Scheuneman
Vice President & Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)

Exhibit 10

ILLINOIS TOOL WORKS INC.
EXECUTIVE CONTRIBUTORY RETIREMENT INCOME PLAN

Illinois Tool Works Inc. hereby amends and restates, effective as of January 1, 2010, the Illinois Tool Works Inc. Executive Contributory Retirement Income Plan, originally established April 1, 1993 and previously amended and restated effective as of January 1, 2008. The Company intends for the Plan to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the applicable regulations ("Section 409A"); and to satisfy the applicable grandfather rules so that each Participant's Pre-1/1/2005 Sub-Account will not be subject to Section 409A.

ARTICLE I.
DEFINITIONS

1.1   "Account" means the account(s) maintained on the books of the Company for each Participant or Beneficiary pursuant to Article II. Except as otherwise indicated, any reference in the Plan to a Participant's or Beneficiary's Account shall be deemed to refer to the aggregate of his/her Pre-1/1/2005 and Post-1/1/2005 Sub-Accounts, as such terms are defined in Article II.

1.2   "Basic Compensation" means any pay that could be deferred as "Compensation" under the ITW Savings and Investment Plan (without regard to the Code Section 415 and Code Section 401(a)(17) limits), except for pay otherwise defined as Incentive under this Plan.

1.3   "Beneficiary" means the person or persons so designated by a Participant pursuant to Section 3.6.

1.4   "Board" means the Board of Directors of the Company.

1.5   "CEO" means the Chief Executive Officer of the Company.

1.6   "Code" means the Internal Revenue Code of 1986, as amended.

1.7   "Committee" means the Employee Benefits Steering Committee of the Company.

1.8   "Company" means Illinois Tool Works Inc., a Delaware corporation, and any successor thereto, and any corporation or other entity that together with Illinois Tool Works Inc. is a member of a controlled group of corporations under Code Section 414(b) or a group of trades or businesses under common control pursuant to Code Section 414(c).

1.9   "Company Basic Contribution" means the contribution made by the Company to a Participant's applicable Post-1/1/2005 Sub-Account pursuant to Section 2.5.

1.10   "Company Matching Contribution" means the contribution made by the Company to a Participant's applicable Post-1/1/2005 Sub-Account pursuant to Section 2.4.

1.11   "Corporate Change" shall mean either a "Change in Ownership," "Change in Effective Control" or a "Change of Ownership of a Substantial Portion of Assets" as defined in Section 409A and summarized herein. A "Change in Ownership" occurs on the date that any one person, or more than one person acting as a group (as defined in Section 409A), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company. A "Change in Effective Control" occurs on the date that either (i) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company; or (ii) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. A "Change of Ownership of a Substantial Portion of Assets" occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

1.12   "Deferral Year" means any calendar year.

1.13   "Determination Date" means the date on which the amount of a Participant's or Beneficiary's Account is determined as provided in Article II which, effective July 1, 2005, shall be each business day.

1.14   "Disability" means the Participant's Separation from Service because he/she (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under a Company-sponsored accident and health plan. Notwithstanding the foregoing, with respect to a Participant's Pre-1/1/2005 Sub-Account, "Disability" shall have the same meaning as "Disabled" under the ITW Retirement Accumulation Plan as in effect on October 3, 2004.

1.15   "Early Retirement Date" means the date of a Participant's Separation from Service on or after attaining age 55 and 10 or more years of service before attaining age 65.

1.16   "Eligible Executive" means any Company executive designated as eligible for Plan participation by the CEO. The CEO or the Board can subsequently determine that an executive is not an Eligible Executive. Such determination shall only apply on a prospective basis (i.e., with respect to future deferrals) and any Basic Compensation or Incentive previously deferred by such executive shall be paid in accordance with the terms of the Plan.   Notwithstanding the foregoing, an Eligible Executive shall only be considered such if he/she is part of a "select group of management or highly compensated employees" within the meaning of Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

1.17   "Incentive" means any performance-based bonus or other amount(s) earned during a calendar year by the Participant under any incentive plan sponsored by the Company.

1.18   "Interest Yield" means either the Retirement Interest Yield or the Termination Interest Yield as defined below:

(a) "Retirement Interest Yield" means 130 percent of Moody's, but in no event shall the Retirement Interest Yield pursuant to this Plan exceed 15.6%; provided, however, that for all deferrals and Company contributions credited to a separate Post-1/1/2005 Sub-Account after December 31, 2009, "Retirement Interest Yield" shall mean 100% of Moody's with a maximum of 12%.

(b) "Termination Interest Yield" means 100 percent of Moody's. The maximum Termination Interest Yield pursuant to this Plan shall be 12%.

"Moody's" means the average of the monthly Moody's Long-Term Corporate Bond Yields for the preceding calendar quarter as determined from the Moody's Bond Record published by Moody's Investor's Service, Inc. (or any successor thereto).

1.19 "Normal Retirement Date" means the date of a Participant's Separation from Service on or after attaining age 65 and 5 or more years of service.

1.20 "Participant" means an Eligible Executive who has commenced Basic Compensation and/or Incentive deferrals pursuant to Article II and any other individual (other than a Beneficiary) who has an Account.

1.21 "Plan" means the Illinois Tool Works Inc. Executive Contributory Retirement Income Plan as amended from time to time.

1.22 "Retirement Benefit" means the payment of the Participant's or Beneficiary's Account pursuant to Sections 3.1 and 3.2.

1.23 "Separation from Service" means the Participant's cessation of services with the Company for any reason.

1.24 "Unforeseeable Emergency" means a severe financial hardship to a Participant resulting from an illness or accident of the Participant, or the Participant's spouse, Beneficiary, or dependent (as defined in Code Section 152 without regard to Code Sections 152(b)(1), (b)(2), and (d)(1)(B)); loss of the Participant's property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, not as a result of a natural disaster) or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

1.25 "Vesting Service" has the meaning set forth in the ITW Savings and Investment Plan.

ARTICLE II.
DEFERRAL ELECTIONS AND COMPANY MATCH

2.1 Deferral Elections.

(a) General. In order to participate in the Plan, an Eligible Executive must submit (according to the method prescribed by the Company) a deferral election as to Basic Compensation and/or Incentive prior to the first day of the Deferral Year in which he/she will perform services related to the amount to be deferred. Such election shall be effective with respect to Basic Compensation and/or Incentive related to services to be performed during the Deferral Year to which the deferral election relates. Deferral elections may be amended or revoked at any time prior to the first day of the Deferral Year to which the election relates. Notwithstanding the foregoing, any deferral election with respect to an Incentive that qualifies as "performance-based" compensation under Section 409A may be made with respect to such Incentive on or before the date that is six months before the end of the performance period, provided that (i) the Participant provides services continuously from the later of the beginning of the performance period or the date the Incentive criteria are established through the date of the deferral election, and (ii) that in no event may an election to defer Incentive be made after such Incentive has become readily ascertainable.

      (b)   <u>New Participants</u>. A Company executive designated as an Eligible Executive by the CEO during a Deferral Year and who desires to become a Participant prior to the commencement of the next Deferral Year must submit a deferral election no later than 30 days after the date he/she receives notice of designation as an Eligible Executive. Such election shall be effective with respect to Basic Compensation and/or Incentive related to services to be performed subsequent to the date of the election.

      (c)   <u>Unforeseeable Emergency/Hardship</u>. A Participant's deferral election with respect to the then-current Deferral Year shall be cancelled in the event that the Participant receives a payment pursuant to Section 3.5 due to an Unforeseeable Emergency or due to a hardship withdrawal under the ITW Savings and Investment Plan.

      2.2   <u>Minimum and Maximum Deferral</u>. A Participant may elect to defer between 6% and 50% of his/her Basic Compensation in 1% increments during a Deferral Year. In addition, a Participant may elect to defer between 6% and 85% of his/her Incentive in 1% increments. The Company may reduce a Participant's Incentive deferral if, and to the extent, the Participant elects to defer an amount that would not allow for payment by the Company of all FICA, federal, state and/or local income tax withholdings.

      2.3   <u>Timing of Deferral Credits</u>. The amount of Basic Compensation and Incentive that a Participant elects to defer shall cause an equivalent reduction in the Participant's Basic Compensation and Incentive. Basic Compensation and Incentive deferrals shall be credited to a Participant's applicable Post-1/1/2005 Sub-Account at the end of each calendar quarter with respect to deferrals for periods prior to July 1, 2005, and thereafter as of the date the deferred Basic Compensation or Incentive would have otherwise been paid to the Participant or as soon as reasonably practicable thereafter.

      2.4   <u>Company Matching Contributions</u>. All Participants shall be immediately eligible for Company Matching Contributions. Each Participant shall be fully and immediately vested in his/her Company Matching Contributions. If a Participant defers compensation under this Plan, the Participant will be ineligible for Company Matching Contributions with respect to the same type of compensation, i.e. Basic Compensation or Incentive, that is deferred during the applicable Deferral Year under the ITW Savings and Investment Plan or any other plan that would be considered a defined contribution plan under Code Section 414(i) regardless of whether such plan or agreement constitutes a qualified plan under Code Section 401(a). Each Participant shall be designated as a "Group I" or "Group II" Participant according to the provisions of the ITW Savings and Investment Plan. Any such change in designation shall only be made on a prospective basis (i.e., with respect to future deferrals).

(a) <u>Group I Participants</u>. A Group I Participant shall be credited with a Company Matching Contribution equal to 3.5% of his/her Basic Compensation for each payroll period during which he/she is deferring at least 6% of Basic Compensation. A Group I Participant also shall be credited with a Company Matching Contribution equal to 3.5% of his/her Incentive, provided the Group I Participant elects to defer at least 6% of such Incentive. For purposes of this Section 2.4(a), the term "Incentive" shall not include any payment made under a long-term incentive plan.

(b) <u>Group II Participants</u>. A Group II Participant shall be credited with a Company Matching Contribution equal to 4.5% of his/her Basic Compensation for each payroll period during which he/she is deferring at least 6% of Basic Compensation. A Group II Participant shall also be credited with a Company Matching Contribution equal to 4.5% of his/her Incentive, provided the Group II Participant elects to defer at least 6% of such Incentive. For purposes of this Section 2.4(b), the term "Incentive" shall not include any payment made under a long-term incentive plan.

Company Matching Contributions shall be allocated to a Participant's applicable Post-1/1/2005 Sub-Account.

2.5 <u>Company Basic Contributions</u>. Each Group II Participant with one year of service, including any Group II Participants who do not elect to defer Basic Compensation or Incentive under Section 2.2, shall be eligible to receive a Company Basic Contribution for each payroll period equal to the difference between (i) the Company Basic Contribution paid to the Group II Participant under the ITW Savings and Investment Plan for such payroll period and (ii) the Company Basic Contribution that would be payable under the ITW Savings and Investment Plan for such payroll period if the ITW Savings and Investment Plan included deferrals under Section 2.2 in the calculation of the Company Basic Contribution and the limits under Code Section 401(a)(17) and Code Section 415 did not apply. Company Basic Contributions shall be allocated to a Group II Participant's applicable Post-1/1/2005 Sub-Account. A Group II Participant shall be fully vested in his/her Company Basic Contributions upon completion of three years of Vesting Service.

2.6 <u>Determination of Account Balance</u>.

(a) <u>Sub-Accounts Generally</u>. A Participant's or Beneficiary's Account shall be comprised of multiple "Sub-Accounts." Unless the Company determines otherwise, each Participant's Account shall include a "Pre-1/1/2005 Sub-Account" and multiple "Post-1/1/2005 Sub-Accounts." Each Sub-Account may provide for a different Interest Yield, form of payment and payment commencement date pursuant to Sections 1.18, 3.1 and 3.2. The Company reserves the right to add additional Post-1/1/2005 Sub-Accounts and new rules applicable thereto.

(b) <u>Pre-1/1/2005 Sub-Account</u>. A Participant's or Beneficiary's Pre-1/1/2005 Sub-Account shall consist of his/her Account balance as of December 31, 2004, if any, adjusted as of each Determination Date to include interest based on the Termination Interest Yield in effect from time to time, or based on the Retirement Interest Yield if the Participant or Beneficiary had satisfied the eligibility requirements for a Retirement Benefit on or before December 31, 2004.

(c)   <u>Post-1/1/2005 Sub-Accounts</u>. A Participant's or Beneficiary's Post-1/1/2005 Sub-Accounts shall be credited with his/her deferrals from Basic Compensation and/or Incentive made pursuant to an applicable deferral election with respect to services rendered after December 31, 2004, and any related Company Matching Contributions and Basic Company Contributions. Each Post-1/1/2005 Sub-Account shall be adjusted as of each Determination Date to include interest based on the Termination Interest Yield in effect from time to time, or based on the Retirement Interest Yield applicable to that Post-1/1/2005 Sub-Account if the Participant or Beneficiary has satisfied the eligibility requirements for a Retirement Benefit. In addition, when any Participant or Beneficiary who was not eligible for a Retirement Benefit on December 31, 2004 becomes so eligible, his/her initial Post-1/1/2005 Sub-Account shall be credited with the additional amount of interest that would previously have been allocated to both the Participant's Pre-1/1/2005 Sub-Account and initial Post-1/1/2005 Sub-Account using the Retirement Interest Yields applicable to such Sub-Accounts through such date. Any such additional interest earned on the Pre-1/1/2005 Sub-Account and credited to the initial Post-1/1/2005 Sub-Account in accordance with this Section 2.6(c) shall be distributed in the form elected for distribution of the initial Post-1/1/2005 Sub-Account. However, in the event that any such additional interest is credited to this Plan after the initial Post-1/1/2005 Sub-Account has been fully distributed, the resulting initial Post-1/1/2005 Sub-Account balance shall be payable in a single lump sum in March of the calendar year following the calendar year in which the earnings are credited to the initial Post-1/1/2005 Sub-Account.

(d)   <u>Interest While Receiving Installments</u>. A Participant's or Beneficiary's Sub-Account that is being paid in the form of installments shall continue to be credited with interest using the Retirement Interest Yield applicable to such Sub-Account during the period that payments are being made.

ARTICLE III.
PAYMENT OF BENEFITS

3.1   <u>Retirement Benefit Payment Election for Pre-1/1/2005 Sub-Account</u>. In the event of a Participant's Early or Normal Retirement Date, or death or Separation from Service on account of Disability prior to either date, a Participant's Pre-1/1/2005 Sub-Account shall be paid out in accordance with the payment form and commencement of payment date elected for his/her Pre-1/1/2005 Sub-Account. In the absence of an applicable payment form and commencement of payment election, a Participant's Pre-1/1/2005 Sub-Account shall be paid in a lump sum on the first day of the month following Separation from Service. A Participant may elect, at least 13 months prior to the payment commencement date of his/her Pre-1/1/2005 Sub-Account, to change the method of distribution previously elected for the Pre-1/1/2005 Sub-Account to either a lump sum or monthly installments over two to 20 years. A Participant may elect to defer payment commencement of his/her Pre-1/1/2005 Sub-Account to a date later than Separation from Service up to his/her 70th birthday provided (i) that the duration of any installment payments to the Participant shall provide for full payment of the Pre-1/1/2005 Sub-Account prior to the Participant's 85th birthday, and (ii) that Separation from Service occurs prior to his/her Normal Retirement Date. Any election made within 13 months of the Participant's payment commencement date shall be void and his/her most recent prior election shall be reinstated. The Participant's election may be subject to Committee approval.

3.2   Retirement Benefit Payment Elections for Post-1/1/2005 Sub-Accounts.   In the event of a Participant's Early or Normal Retirement Date, or death or Separation from Service on account of Disability prior to either date, a Participant's Post-1/1/2005 Sub-Accounts shall be paid out in accordance with the payment form and commencement of payment elections for his/her Post-1/1/2005 Sub-Accounts. At the time an Eligible Executive submits his/her initial deferral election for a Post 1/1/2005 Sub-Account, he/she shall elect (i) the form of payment in which that Post-1/1/2005 Sub-Account shall be paid, which may be either a lump sum or monthly installments over two to 20 years, and (ii) a payment commencement date, which may be later than Separation from Service and up to his/her 70th birthday. Following are additional rules applicable to the payment of a Participant's Post-1/1/2005 Sub-Accounts:

(a)   Change to Prior Election. A Participant may elect to change a form of payment previously elected with respect to any of his/her Post-1/1/2005 Sub-Accounts, or to elect another payment commencement date that is subsequent to Separation from Service but no later than his/her 70th birthday, provided (i) such new election does not take effect until at least 12 months after the date the election is made, (ii) if commencement of payment is not related to the Participant's Separation from Service on account of Disability or death, the first payment with respect to which such new election is effective is deferred for a period of five years from the date such payment would otherwise have commenced, and (iii) if a Participant previously elected a payment commencement date that is subsequent to Separation from Service, a change to that date may not be made within the 12-month period prior thereto.

(b)   Company Basic Contribution Participants. In the event that an Eligible Executive elects not to defer Basic Compensation and/or Incentive under Section 2.1(a) but is a Group II Participant eligible to receive Company Basic Contributions pursuant to Section 2.5, such Eligible Executive shall be considered a Participant for purposes of this Plan and shall have the opportunity to make a form and commencement of payment election with respect to his Post-1/1/2005 Sub-Accounts in accordance with the timing rules for deferral elections set forth in Section 2.1.

(c)   Default Election. In the absence of a valid payment form and commencement of payment election upon the Participant's Early or Normal Retirement Date, or death or Separation from Service on account of Disability prior to either date, a Participant's Post-1/1/2005 Sub-Account(s) shall be paid out in a lump sum on the first day of the month following Separation from Service.

(d)   Key Employees. Payments to a Participant who is a key employee (as defined in Section 409A) with respect to his/her Post-1/1/2005 Sub-Accounts shall commence on the first day of the seventh month following the date of the Participant's Separation from Service (other than due to death) or such later date as elected by the Participant under this Section 3.2. If commencement is delayed pursuant to this Section 3.2(d) and not because of the Participant's election under Section 3.2(a), his/her initial payment shall include all amounts that would have been paid had there been no six-month delay and the retroactive payments shall be credited with interest at the Retirement Interest Yields applicable to the respective Post 1/1/2005 Sub-Accounts through the delayed payment commencement date.

3.3   Termination Benefit. Upon a Participant's Separation from Service prior to becoming eligible for a Retirement Benefit, the Company shall pay a lump sum to the Participant on the first day of the month following Separation from Service of his/her Account determined under Section 2.6 using the Termination Interest Yield. A Participant who is a key employee (as defined in Section 409A) shall not receive the portion of his/her lump sum consisting of his/her Post-1/1/2005 Sub-Accounts until the first day of the seventh month commencing after the date of the Participant's Separation from Service (other than due to death). The delayed portion of the lump sum payment shall be credited with interest at the Termination Interest Yield through the delayed payment commencement date.

3.4   Return of Deferrals. At the time that a Participant submits a deferral election for any Deferral Year, he/she may elect irrevocably to receive a return of his/her deferrals for such Deferral Year. The return of deferral election does not apply to Company Matching Contributions, Company Basic Contributions, or the interest credited to the Participant's Account for such Deferral Year. The return of deferral election shall specify the calendar year in which payment shall be made, which may be no earlier than the calendar year that commences five or more calendar years after the Deferral Year in which the Basic Compensation and/or Incentive deferral was initially credited to the Participant's Account. Return of Deferral payments shall be made in July of the specified calendar year. Notwithstanding the foregoing, a Participant's return of deferral election shall be void if his/her Separation from Service occurs prior to the return of deferral payment date and the participant's deferrals shall instead be paid in accordance with the payment form and commencement of payment election made by the Participant for his/her applicable sub-account. Company Matching Contributions, Basic Company Contributions, and interest credits for such Deferral Year.

3.5   Emergency Benefit. In the event that the Company, upon a request by a Participant according to the method prescribed by the Company, determines in its sole discretion, that the Participant has suffered an Unforeseeable Emergency, the Company may pay to the Participant, as soon as practicable following such determination, an amount, not in excess of the Participant's Account, necessary to satisfy the emergency, plus amounts necessary to pay taxes reasonably anticipated as a result of the payment, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship), or by cessation of deferrals under the Plan.

3.6   Payment to Beneficiary. If a Participant dies prior to the commencement or completion of payments (and was not awaiting payment of a termination benefit under Section 3.3), then the Participant's Account (determined using the Retirement Interest Yields applicable to the Pre-1/1/2005 and Post-1/1/2005 Sub-Accounts) shall be paid (or continue to be paid if payments had previously commenced) to his/her Beneficiary on the first day of the month following the date of the Participant's death (i) pursuant to the applicable payment election made by the Participant or (ii) in a lump sum if the Participant had not elected a form of payment. The Participant may designate (or change) a Beneficiary according to the method prescribed by the Company. If no designation is in effect or if an existing designation is determined to be invalid or ineffective at the time any payments under this Plan become due, the Beneficiary shall be the spouse of the Participant, or if no spouse is then living, the Participant's estate.

3.7   Small Benefits. Notwithstanding anything in this Article III to the contrary, if the aggregate balance of a Participant's Account is $25,000 or less on the Participant's Separation from Service or death, such amount shall be paid in a lump sum to the Participant or his/her Beneficiary on the first day of the month following the Participant's Retirement Date or death in full settlement of his/her benefits under this Plan.

3.8 <u>Forfeiture of Benefits</u>. If, prior to a Corporate Change, a Participant shall be discharged for gross misconduct or a Participant or Beneficiary shall at any time, regardless of whether before or after the Participant's Early or Normal Retirement Date, divulge confidential Company information to other persons or otherwise act against the business interests of the Company, the portion of the Participant's or Beneficiary's Account attributable to Company Basic Contributions and Company Matching Contributions may be forfeited by the Committee or the CEO.

3.9 <u>Payment on Specified Date</u>. For purposes of this Article III, a payment shall be treated as made (or commencing) on the payment commencement date specified in Section 3.2, 3.3, 3.4 or 3.6, as applicable, if the payment is made (or commences) on (i) such date, (ii) a later date within the same taxable year of the Participant, or (iii) if later, by the fifteenth day of the third calendar month following such date, provided that the Participant is not permitted, directly or indirectly, to designate the taxable year of the payment.

ARTICLE IV.
<u>CLAIMS PROCEDURE</u>

4.1 <u>Claim for Benefits</u>. All claims for benefits shall be submitted in writing to the Committee which shall process them and approve or disapprove them within 90 days following the date that the claim is received by the Committee. If special circumstances arise and the Committee cannot process the claim within 90 days, the Committee shall notify the claimant on or before the close of the initial 90-day period that the time for making the decision is extended for up to 90 additional days. If the Committee fails to notify the claimant within the applicable period, the claim is considered denied. If the Committee makes a determination to deny benefits to a claimant, the denial shall be stated in writing by the Committee and delivered or mailed to the claimant. Such notice shall set forth the specific reasons for the denial; be written in a manner that may be understood by the claimant; refer to the specific Plan provisions upon which denial is based; and describe the steps necessary for appeal.

4.2 <u>Request for Review of a Claim Denial</u>. The claimant whose claim for benefits has been denied shall have a period of 60 days from the date of the Committee's denial in which to appeal in writing to the Committee. The claimant or his/her duly authorized representative shall have an opportunity to review pertinent documents and submit additional information, issues and comments to the Committee.

4.3 <u>Decision Upon Review of a Claim Denial</u>. The Committee (or its delegate) shall review all evidence submitted by the claimant and shall communicate its decision to the claimant in writing within 60 days of the date on which the request for review was received, unless special circumstances require an extension of time for processing, in which case a decision shall be rendered as soon as possible, but not later than 120 days after receipt of a request for review. The Committee's decision regarding the claim shall be final and binding.

4.4 <u>Timing of Judicial Action</u>. No action at law or in equity may be brought to recover benefits under the Plan until the Participant has exercised all appeal rights and the Plan benefits requested in such appeal have been denied in whole or in part. Benefits under the Plan shall be paid only if the Committee, in its discretion, determines that a claimant is entitled to them. If a judicial proceeding is undertaken to appeal the denial of a claim or bring any other action under ERISA other than a breach of fiduciary duty claim, the evidence presented will be strictly limited to the evidence timely presented to the Committee. In addition, any such judicial proceeding must be filed within 180 days after the Committee's final decision.

ARTICLE V.
ADMINISTRATION

The Committee, which shall administer the Plan, shall have the power and duty to adopt such rules and regulations consistent with Plan terms; to maintain records concerning the Plan; to construe and interpret the Plan and resolve all questions arising under the Plan; to direct the payment of Plan benefits; and to comply with the requirements of any applicable federal or state law. Neither the Company, nor any employee or Board or Committee member shall be liable to any Eligible Executive, active or former Participant, Beneficiary or any other person for any claim, loss, liability or expense incurred in connection with the Plan.

ARTICLE VI.
AMENDMENT AND TERMINATION

6.1   Amendment. The Board may amend the Plan in whole or in part at any time, including without limitation an amendment to discontinue future deferrals. Any amendment shall comply with Section 409A. Specifically, no amendment may decrease the balance of a Participant's or Beneficiary's Account (except as required by Section 409A), and no amendment shall be made if it would constitute a material modification, as defined under Section 409A, of the Plan terms in effect on October 3, 2004 which govern payment of the Pre-1/1/2005 Sub-Account as set forth in Article III.

6.2   Termination. The Board may terminate the Plan at any time, subject to the termination restrictions of Code Section 409A. Upon termination, a Participant's or Beneficiary's Pre-1/1/2005 Sub-Account, if any, shall be paid to him/her in monthly installments over a period of not more than 15 years, except that the Company in its sole discretion may pay out such benefit in a lump sum or in installments over a period shorter than 15 years. A Participant's or Beneficiary's Post-1/1/2005 Sub-Accounts shall be paid to the Participant or Beneficiary in a lump sum upon Plan termination, provided that (i) the termination and liquidation of the Plan does not occur proximate to a downturn in the financial health of the Company; (ii) the Company terminates all non-qualified deferred compensation arrangements of the same type at the same time that this Plan is terminated; (iii) the Company makes no payments to Participants and Beneficiaries for 12 months but makes all payments within 24 months; and (iv) the Company adopts no new non-qualified deferred compensation arrangement of the same type for three years. Upon termination of the Plan, any Participant who has not incurred a Separation from Service and was not previously eligible for a Retirement Benefit shall have the applicable Retirement Interest Yields credited to his/her post-1/1/2005 Sub-Accounts pursuant to Section 2.6(c) as if the Participant then became eligible for a Retirement Benefit.

6.3   Corporate Change. The Board may terminate the Plan in conjunction with a Corporate Change, provided that (i) the Company terminates the Plan within the 30 days preceding or the 12 months following a Corporate Change; and (ii) the Company terminates all non-qualified deferred compensation arrangements of the same type at the same time that this Plan is terminated with respect to each Participant that experienced Corporate Change. Following such termination, each current Participant, former Participant and Beneficiary shall receive a lump-sum payment of his/her Account within the 12 months following the termination of the Plan. Account balances shall be determined under Section 2.6 as of the applicable payment date as if each such Participant and Beneficiary was then eligible for a Retirement Benefit hereunder.

ARTICLE VII.
MISCELLANEOUS

7.1   Corporate Successor. The Plan shall not terminate, but shall continue, upon a transfer or sale of assets of the Company or upon the reorganization, merger or consolidation of the Company into or with any other corporation or other entity; provided that it is not terminated pursuant to Section 6.3 and the transferee, purchaser or successor agrees to continue the Plan. In the event that the transferee, purchaser or successor does not continue the Plan, then the Plan shall terminate to the extent permitted under Section 6.2 and the applicable restrictions under Section 409A.

7.2   No Implied Rights. Neither the establishment of the Plan nor any amendment thereof shall be construed as giving any Participant, Beneficiary or any other person any legal or equitable right unless such right shall be specifically provided for in the Plan or conferred by specific action of the Committee in accordance with the terms and provisions of the Plan. Except as expressly provided in this Plan, the Company shall not be required or be liable to make any payment under this Plan. The provisions of this Plan document supersede and preempt any prior understandings, agreements or representations by or between the Company and any Participant or Beneficiary, written or oral, which may have related in any manner to the subject matter hereof.

7.3   No Right to Company Assets. Neither the Participant nor any other person shall acquire by reason of the Plan any right in or title to any assets, funds or property of the Company including, without limitation, any specific funds, assets or other property that the Company, in its sole discretion, may set aside in anticipation of a liability hereunder. Any benefits which become payable hereunder shall be paid from the general assets of the Company. The Participant shall have only a contractual right to the amounts, if any, payable hereunder unsecured by any asset of the Company. In order to provide for the payments hereunder, the Company has established an irrevocable trust, the assets of which are part of the Company's general assets and therefore subject to the claims of the Company's general creditors in the event of insolvency. To the extent any Plan-required payments are made from the trust, the Company shall have no further obligations to pay such amounts directly to the Participant or Beneficiary.

7.4   No Employment Rights. Nothing herein shall constitute a contract of employment or of continuing service or in any manner obligate the Company to continue the services of the Participant or obligate the Participant to continue in the service of the Company, or as a limitation of the right of the Company to discharge any of its employees, with or without cause.

7.5   Offset. If, at the time payments are to be made hereunder, a Participant or Beneficiary or both are indebted or obligated to the Company, then such payments may at the discretion of the Committee be reduced by the amount of such indebtedness or obligation; provided, however, that an election by the Committee not to reduce any such payments shall not constitute a waiver of its claim for such indebtedness or obligation. In the event of an overpayment of benefits under the ITW Retirement Accumulation Plan or any other Company-sponsored plan, the Committee may determine that all or part of the amount of the overpayment may be recovered by an offset to any payment to be made pursuant to this Plan.

7.6   Non-Assignability. Neither the Participant nor any other person shall have any voluntary or involuntary right to commute, sell, assign, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are expressly declared to be unassignable and non-transferable. No part of the amounts payable shall be, prior to actual payment, subject to the payment of any debts, judgments, alimony or separate maintenance owed by the Participant or any other person, or be transferable by operation of law in the event of the Participant's or any other person's bankruptcy or insolvency. This Section shall not apply to the creation, assignment, or recognition of a right of any benefit payable pursuant to a domestic relations order, if such order (i) meets the requirements of Section 414(p)(1)(B) of the Code, and (ii) does not require the payment of a benefit to an alternate payee prior to the time benefits are payable pursuant to Article III, as determined by the Committee.

7.7   Incapacity of Recipient. If a current or former Participant or a Beneficiary is deemed by the Committee to be incapable of personally receiving any payment under the Plan, then, unless and until claim therefor shall have been made by a duly appointed guardian or other legal representative of such person, the Committee may provide for such payment or any part thereof to be made to any other person or institution providing for the care and maintenance of such person. Any such payment shall be for the account of such person and shall be a complete discharge of any liability of the Company and the Plan therefor.

7.8   Withholding of Taxes. The Company shall withhold any federal, state or local taxes applicable to any payments pursuant to the Plan. Notwithstanding any other Plan provision to the contrary, the payment of any Participant's benefit may be accelerated by the Company to the extent of any required FICA withholdings applicable to such benefit (plus any other withholdings applicable to the withheld FICA amount).

7.9   Governing Laws. Except to the extent not pre-empted by ERISA or other federal law, the Plan shall be construed and administered according to the laws of the State of Illinois.

7.10   Severability. Whenever possible, each provision of this Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Plan or the validity, legality or enforceability of such provision in any other jurisdiction, but this Plan shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

ILLINOIS TOOL WORKS INC.

By: _____
         Senior Vice President, Human Resources

Date: _____